Exhibit 99.1

Q4, FY 2021 Results:

Mytheresa reports another quarter of exceptional net sales growth; full FY 2021 net sales at €612.1 million, a growth of 36.2% over last year and 61.5% compared to full FY 2019

•	Increase in net sales of 36.1% year-over-year to €162.4 million in Q4 FY21 and 36.2% for full FY 2021 to €612.1 million
•	Top-line strength evident by two-year net sales growth of 60.5% (Q4 FY21 vs. Q4 FY19) and full fiscal year net sales growth of 61.5% (FY 2021 vs. FY 2019)
•	Continued strong profitability with adjusted EBITDA for full FY 2021 of €54.9 million, compared to the €35.4 million in FY 2020, representing a significant growth of 55.2%
•	Increase of adjusted EBITDA margin to 9.0% from 7.9% in FY 2020
•	Confirmation of long-term GMV CAGR of 22%-25% with sustainable profitability levels at 7%-9% Adjusted EBITDA. Full FY 2022 guidance for GMV at €750-770 million and adjusted EBITDA margin in the upper half of the long-term range

MUNICH, Germany (September 14, 2021) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), the parent company of Mytheresa Group GmbH, today announced financial results for its fourth quarter and full fiscal year 2021 ended June 30, 2021. The luxury multi-brand digital platform successfully continued to deliver strong growth driven by a fundamental change of consumer behavior, and a superior business model based on a sharp luxury customer focus and strong brand partnerships. Mytheresa was thus able to deliver outstanding growth while keeping its gross profit margins stable throughout the full FY 2021 and strengthening its bottom-line. The consistent growth is evidenced by the two-year growth rate in net sales of 60.5% in Q4 FY21 over Q4 FY19 and of 61.5% for full FY 2021 over FY 2019.

Michael Kliger, Chief Executive Officer of Mytheresa, said, "Despite a year of continued uncertainty and unprecedented changes, we again achieved strong new customer growth and delivered excellent results. We view this as a strong affirmation of our unique and superior value proposition to customers and brand partners at a global level. Mytheresa’s focus on curation, content and service drove exceptional top-line results beating our expectations, at stable gross profit margin and most importantly with extremely high customer satisfaction. All this strengthened our position as one of the world's leading digital platforms for luxury fashion. The shift of consumer demand to online in luxury has been significantly accelerated by the pandemic. We clearly believe this trend will continue in the post-pandemic world, probably reverting to the strong market growth rates we had seen before the pandemic started.”

Kliger continued, "Looking ahead, we will continue to deliver a superior customer experience and deepen our partnerships with the most coveted global brands. Given our strong financial position, excellent momentum with customer cohorts, and superior execution, we feel extremely confident to continue achieving strong results in fiscal year 2022.”

FINANCIAL HIGHLIGHTS FOR THE FOURTH QUARTER ENDED JUNE 30, 2021

•	Net sales increase of 36.1% year-over-year to €162.4 million
•	Strong Gross margin of 47.7%, as compared to 46.3% in the prior year period

•	Adjusted EBITDA of €11.2 million, as compared to €15.1 million in the prior year period, which was impacted by temporary cost saving measures put in place in Q4 FY 20 at the start of COVID, which were out of line with historic trends
•	Adjusted net income of €7.6 million, as compared to €9.4 million in the prior year period

FINANCIAL HIGHLIGHTS FOR THE TWELVE MONTHS ENDED JUNE 30, 2021

•	Net sales increase of 36.2% year-over-year to €612.1 million
•	LTM Active customer growth at 38.0% with 671,000 active customers
•	Stable gross margin of 46.9%, as compared to 46.7% in FY 2020
•	Adjusted EBITDA of €54.9 million, as compared to €35.4 million in the prior year period
•	Adjusted EBITDA margin of 9.0%, as compared to 7.9% in the prior year period
•	Adjusted operating income of €46.7 million, as compared to €27.5 million in the prior year period
•	Adjusted net income of €32.1 million, as compared to €19.3 million in the prior year period

RECENT BUSINESS HIGHLIGHTS

Continued Global Expansion:

•	Strong net sales growth across all geographies with +36.1% vs. Q4 FY20 and +60.5% vs. Q4 FY19
•	Outstanding net sales growth in the United States with +133.3% vs. Q4 FY20 as consumer demand jumped up
•	High-impact Top Customers events in Beijing at TRB Temple and in Paris in collaboration with the Centre Pompidou

Strong Brand Partnerships:

•	Exclusive capsule collections and pre-launches in collaboration with Alexander McQueen, Loro Piana, Jacquemus, Missoni, Brunello Cucinelli, Roger Vivier, Valentino, Christian Louboutin and many more
•	Curated Platform Model developed as an evolution of the partnership approach to truly integrate operations with major brands for scale, replenishment and capital efficiency
•	First beauty Pop-Up in collaboration with Estée Lauder Companies featuring La Mer, Frédéric Malle and By Killian

High-quality Customer Growth:

•	Growth of active customers by 38.0% year-over-year to 671,000 (LTM)
•	Record growth of first-time buyers in Q4 FY21 with 110,000 new customers
•	Continued positive repurchase rates of new customer cohorts acquired in Q2 FY21 in Q4 FY21, as compared to Q2 FY20 in Q4 FY20
•	Strong growth of number of Top Customers with 64% as well as average net sales per Top Customer in Q4 FY21
•	New partnership with Vestiaire Collective offering a unique resale service for Mytheresa’s high-end luxury customers

Consistent Strong Operational Performance:

•	Maintained business continuity across all operations with focus on health and well-being of all Mytheresa employees as top priority
•	Continued to have very high customer satisfaction with a Net Promoter Score of 85.6% in Q4 FY21
•	Achieved strong gross profit margin based on high full-price sales and delivered stable operational cost margin trends in Q4 FY21 and for the full FY 2021

BUSINESS OUTLOOK

For the full fiscal year ending June 30, 2022, we expect:

•	GMV in the range of €750 million to €770 million, representing a 22% to 25% growth
•	Active customer growth of 22% to 25%, enlarging the customer base to 820,000 to 845,000 active customers
•	Net Sales at €680 million to €700 million
•	Gross Profit at €345 million to €355 million, representing a 21% to 24% growth
•	Adjusted EBITDA margin at the upper half of the long-term range of 7% to 9%

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Gross Merchandise Value (GMV) means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. We view GMV as an operating metric. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its fourth quarter fiscal 2021 financial results on September 14, 2021 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (833) 979-2860 (USA) or +1 (236) 714-2917 (International). A replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on September 14, 2021, through September 21, 2021, by dialing +1 (800) 585-8367 (USA) or +1 (416) 621-4642 (International). The replay passcode will be 5598406.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in our final prospectus under Rule 424(b) filed with the SEC on January 22, 2021 in connection with our IPO and 6-K (reporting our quarterly results). These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. We use Adjusted EBITDA, Adjusted Operating Income, Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, IPO preparation and transaction costs and share-based compensation expenses.
•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, any IPO preparation and transaction costs and share-based compensation expenses.

•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, finance expenses on our Shareholder Loans, IPO preparation and transaction costs, share-based compensation expenses and related income tax effects.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury fashion e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations.

For more information, please visit https://investors.mytheresa.com/.

Investor Relations Contacts Solebury Trout Ed Yuen / Maria Lycouris +1-800-929-7167 investors@mytheresa.com
Media Contacts for public relations Mytheresa.com GmbH Sandra Romano mobile: +49 152 54725178 phone: +49 89 127695-236 email: sandra.romano@mytheresa.com	Media Contacts for business press Mytheresa.com GmbH Alberto Fragoso mobile: +49 152 38297355 phone: +49 89 127695-1358 email: alberto.fragoso@mytheresa.com
Edelman USA Ted McHugh / Nicole Briguet phone: +1 201 341-0211 / +1 646 750-7235 email: ted.mchugh@edelman.com email: nicole.briguet@edelman.com
Edelman Germany, Austria, Switzerland Ruediger Assion mobile: +49 162 4909624 phone: +49 22182828111 email: ruediger.assion@edelman.com

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Twelve Months Ended
	June 30, 2020	June 30, 2021	Change in % / BPs	June 30, 2020	June 30, 2021	Change in % / BPs
(in millions) (unaudited)
Active customer (LTM in thousands)	486	671	38.0%	486	671	38.0%
Total orders shipped (LTM in thousands)	1,092	1,505	37.9%	1,092	1,505	37.9%
Average order value (LTM)	600	595	(0.9%)	600	595	(0.9%)
Net sales	€ 119.3	€ 162.4	36.1%	€ 449.5	€ 612.1	36.2%
Gross profit	€ 55.3	€ 77.4	40.1%	€ 209.9	€ 287.0	36.7%
Gross profit margin(1)	46.3%	47.7%	140 BPs	46.7%	46.9%	20 BPs
Adjusted EBITDA(2)	€ 15.1	€ 11.2	(25.5%)	€ 35.4	€ 54.9	55.2%
Adjusted EBITDA margin(1)	12.6%	6.9%	(570 BPs)	7.9%	9.0%	110 BPs
Adjusted Operating Income(2)	€ 12.9	€ 9.1	(29.6%)	€ 27.5	€ 46.7	69.8%
Adjusted Operating Income margin(1)	10.8%	5.6%	(520 BPs)	6.1%	7.6%	150 BPs
Adjusted Net Income(2)	€ 9.4	€ 7.6	(19.3%)	€ 19.3	€ 32.1	66.5%
Adjusted Net Income margin(1)	7.9%	4.7%	(320 BPs)	4.3%	5.2%	90 BPs

(1)	As a percentage of net sales.
(2)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see below.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following are reconciliations of Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income to their most directly comparable IFRS financial measures:

	Three Months Ended			Twelve Months Ended
	June 30, 2020	June 30, 2021	Change in %	June 30, 2020	June 30, 2021	Change in %

(in millions) (unaudited)
Net income	€ 11.1	€ (8.0)	(172.2%)	€ 6.4	€ (32.6)	(613.3%)
Finance expenses, net	€ (0.4)	€ (0.3)	(16.3%)	€ 11.1	€ (15.1)	(235.7%)
Income tax expense	€ 2.8	€ 2.1	(25.5%)	€ 3.4	€ 15.5	351.5%
Depreciation and amortization	€ 2.1	€ 2.1	(0.7%)	€ 7.9	€ 8.2	4.4%
thereof depreciation of right-of use assets	€ 1.4	€ 1.3	(5.5%)	€ 5.1	€ 5.2	2.1%
EBITDA	€ 15.6	€ (4.1)	(126.4%)	€ 28.8	€ (23.9)	(183.1%)
U.S. sales tax(1)	€ (0.8)	€ 0.0	(100.0%)	€ 1.3	€ 0.0	(100.0%)
IPO preparation and transaction costs(2)	€ 0.2	€ 0.0	(100.0%)	€ 5.2	€ 7.0	34.1%
IPO-related share-based compensation(3)	€ 0.0	€ 15.3	N/A	€ 0.1	€ 71.9	N/A
Adjusted EBITDA	€ 15.1	€ 11.2	(25.5%)	€ 35.4	€ 54.9	55.2%

	Three Months Ended			Twelve Months Ended
	June 30, 2020	June 30, 2021	Change in %	June 30, 2020	June 30, 2021	Change in %

(in millions) (unaudited)
Operating Income	€ 13.5	€ (6.2)	(146.4%)	€ 20.9	€ (32.2)	(253.8%)
U.S. sales tax(1)	€ (0.8)	€ 0.0	(100.0%)	€ 1.3	€ 0.0	(100.0%)
IPO preparation and transaction costs(2)	€ 0.2	€ 0.0	(100.0%)	€ 5.2	€ 7.0	34.1%
IPO-related share-based compensation(3)	€ 0.0	€ 15.3	N/A	€ 0.1	€ 71.9	N/A
Adjusted Operating Income	€ 12.9	€ 9.1	(29.6%)	€ 27.5	€ 46.7	69.8%

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Twelve Months Ended
	June 30, 2020	June 30, 2021	Change in %	June 30, 2020	June 30, 2021	Change in %
(in millions) (unaudited)
Net Income	€ 11.1	€ (8.0)	(172.2%)	€ 6.4	€ (32.6)	(613.3%)
U.S. sales tax(1)	€ (0.8)	€ 0.0	(100.0%)	€ 1.3	€ 0.0	(100.0%)
IPO preparation and transaction costs(2)	€ 0.2	€ 0.0	(100.0%)	€ 5.2	€ 7.0	34.1%
IPO-related share-based compensation (3)	€ 0.0	€ 15.3	N/A	€ 0.1	€ 71.9	N/A
Finance expenses on shareholder loans (4)	€ (1.4)	€ (0.3)	(80.3%)	€ 9.6	€ (16.2)	(268.2%)
Income tax effect(5)	€ 0.2	€ 0.5	107.6%	€ (3.3)	€ 2.1	(162.7%)
Adjusted Net Income	€ 9.4	€ 7.6	(19.3%)	€ 19.3	€ 32.1	66.5%

(1)	Represents expenses related to sales tax liabilities temporarily borne by us through the fourth quarter of fiscal 2020 in the United States. We temporarily incurred sales tax related liabilities on customer purchases in the United States because we were not able to charge our customers for these amounts at the point of sale under our previous IT configuration. Due to upgrades in our IT infrastructure during the fourth quarter of fiscal 2020, we no longer incur these expenses, as we charge the applicable U.S. sales tax directly to our customers.
(2)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to this offering, which are classified within selling, general and administrative expenses.
(3)	In FY21, with the effective IPO, certain key management personnel received a one-time granted share-based compensation with €3.2 million other long-term plans canceled. In FY20, certain key management personnel received share-based compensation from our ultimate parent. We do not consider these expenses to be indicative of our core operating performance.
(4)	Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.
(5)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
(in € thousands)	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Net sales	119,271	162,368	449,487	612,096
Cost of sales, exclusive of depreciation and amortization	(63,993)	(84,939)	(239,546)	(325,053)
Gross profit	55,278	77,429	209,941	287,043
Shipping and payment cost	(12,383)	(19,535)	(52,857)	(71,466)
Marketing expenses	(13,198)	(22,326)	(62,507)	(81,558)
Selling, general and administrative expenses	(14,632)	(39,449)	(66,427)	(157,151)
Depreciation and amortization	(2,140)	(2,125)	(7,885)	(8,232)
Other expense (income), net	525	(231)	645	(799)
Operating income	13,450	(6,237)	20,911	(32,162)
Finance (expense) income, net	387	324	(11,119)	15,091
Income (loss) before income taxes	13,837	(5,913)	9,791	(17,070)
Income tax (expense) income	(2,777)	(2,070)	(3,441)	(15,534)
Net income (loss)	11,060	(7,983)	6,350	(32,604)
Cash Flow Hedge	335	43	-	-
Income Taxes related to Cash Flow Hedge	(92)	20	-	-
Foreign currency translation	(14)	-	4,730	-
Other comprehensive income (loss)	229	63	4,730	-
Comprehensive income (loss)	11,289	(7,920)	11,080	(32,604)

Basic and diluted earnings per share	€0.16	€(0.09)	0.09	€(0.42)
Weighted average ordinary shares outstanding (basic and diluted)	70,190,687	86,321,840	70,190,687	77,360,088

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2020	June 30, 2021
Assets
Non-current assets
Intangible assets and goodwill	154,966	155,611
Property and equipment, net	9,570	8,810
Right-of-use assets	19,001	14,009
Total non-current assets	183,537	178,430
Current assets
Inventories	169,131	247,054
Trade and other receivables	4,815	5,030
Other assets	18,950	14,667
Cash and cash equivalents	9,367	76,760
Total current assets	202,263	343,510
Total assets	385,800	521,941

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	91,008	444,951
Accumulated Deficit	(28,234)	(60,837)
Other comprehensive income	1,602	1,602
Total shareholders’ equity	64,377	385,718

Non-current liabilities
Shareholder Loans	191,194	-
Other liabilities	5,905	-
Tax liabilities	3,853	14,293
Provisions	582	717
Lease liabilities	13,928	8,786
Deferred tax liabilities, net	1,130	2,308
Total non-current liabilities	216,592	26,104
Current liabilities
Liabilities to banks	10,000	-
Lease liabilities	5,787	5,361
Contract liabilities	6,758	10,975
Trade and other payables	36,158	43,558
Other liabilities	46,128	50,225
Total current liabilities	104,831	110,118
Total liabilities	321,422	136,223
Total shareholders’ equity and liabilities	385,800	521,941

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2019	72	148,960	(34,584)	(3,128)	111,320
Net income	-	-	6,350	-	6,350
Other comprehensive income	-	-	-	4,730	4,730
Comprehensive income	-	-	6,350	4,730	11,080
Distribution	-	(191,207)	-	-	(191,207)
Contribution	-	96,938	-	-	96,938
Legal Reorganization	(71)	36,252	-	-	36,180
Share-based compensation	-	65	-	-	65
Balance as of June 30, 2020	1	91,008	(28,234)	1,602	64,377

Balance as of July 1, 2020	1	91,008	(28,234)	1,602	64,377
Net loss	-	-	(32,604)	-	(32,604)
Other comprehensive income	-	-	-	-	-
Comprehensive loss	-	-	(32,604)	-	(32,604)
Capital increase - initial public offering	-	283,224	-	-	283,224
IPO related transaction costs	-	(4,550)	-	-	(4,550)
Share-based compensation	-	75,270	-	-	75,270
Balance as of June 30, 2021	1	444,951	(60,837)	1,602	385,718

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Year ended June 30,
(in € thousands)	2020	2021
Net income (loss)	6,350	(32,604)
Adjustments for
Depreciation and amortization	7,885	8,232
Finance (income) expense, net	11,119	(15,091)
Share-based compensation	65	75,270
Income tax expense	3,441	15,534
Change in operating assets and liabilities
(Decrease) increase in provisions	(200)	135
Increase in inventories	(33,097)	(77,922)
(Increase) decrease in trade and other receivables	833	(215)
Decrease (increase) in other assets	(10,510)	4,281
(Decrease) increase in other liabilities	17,894	(1,809)
Increase in contract liabilities	2,210	4,217
Increase (decrease) in trade and other payables	6,745	7,400
Income taxes paid	(2,176)	(3,915)
Net cash provided by (used in) operating activities	10,559	(16,486)
Expenditure for property and equipment and intangible assets	(2,420)	(2,934)
Proceeds from sale of property and equipment	-	40
Net cash (used in) investing activities	(2,420)	(2,894)
Interest paid	(2,973)	(4,257)
Proceeds from bank liabilities	90,750	64,990
Repayment of liabilities from banks	(84,399)	(74,990)
Repayment of Shareholder loan	-	(171,827)
Proceeds from capital increase	-	283,224
IPO preparation and transaction costs	-	(4,550)
Lease payments	(4,256)	(5,800)
Net cash (used in) provided by financing activities	(878)	86,790
Net increase (decrease) in cash and cash equivalents	7,261	67,411
Cash and cash equivalents at the beginning of the period	2,120	9,367
Effects of exchange rate changes on cash and cash equivalents	(14)	(18)
Cash and cash equivalents at end of the period	9,367	76,760